

August 13, 2013

Via E-mail
Ms. Sherry L. Buck
Vice President and Chief Financial Officer
Libbey, Inc.
300 Madison Ave.
Toledo, OH 43604

> **Re: Libbey, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 18, 2013**
> **Definitive Proxy Statement of Schedule 14A**
> **Filed April 2, 2013**
> **File No. 1-12084**

Dear Ms. Buck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Backlog, page 6

1. Please revise future disclosures to quantify the amount backlog that you expect to fill in the next year. Please refer to Item 101(C)(1)(viii) of Regulation S-K. We also note your disclosure that orders in backlog may be changed or cancelled. To the extent there have been material changes or cancellations in the periods presented, please provide additional disclosures regarding the circumstances of any material changes to your backlog position. Further, we note that you appear to turn your inventories greater than five times per year and that you have roughly $140 million of finished goods inventory on hand at year end. To the extent any material portion of your backlog is not moving forward, please provide investors with the reasons for any delays and your expected timing of fulfilling those orders.

Capital Resources and Liquidity, page 35

2.   To the extent that you hold cash outside of the US and it is material to your liquidity, in future filings please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated. To the extent possible, please provide investors with an understanding of the range of possible tax consequences should you need to repatriate cash.

Definitive Proxy Statement on Schedule 14A filed April 2, 2013

Compensation Discussion and Analysis, page 21

How does Libbey determine the forms and amounts of executive pay?, page 27

3.   We note your disclosure on page 27 regarding the compensation committee's engagement of Compensation Advisory Partners LLC through October 2012 and the engagement of Exequity in October 2012. Please tell us, with a view toward future disclosure, whether Compensation Advisory Partners LLC or Exequity made any recommendations to the compensation committee and if so, whether any recommendations were not adopted and the reason(s) for not adopting them.

4.   We note your disclosure on page 27 that the compensation committee reviews "tally sheets" in connection with the preparation of your proxy statement each year. Please tell us, with a view toward future disclosure, who prepares the "tally sheets" for use by the compensation committee.

Did Libbey use a peer group in setting 2012 executive pay?, page 29

5.   We note your disclosure on page 29 that the compensation committee engaged Exequity "to work with management to develop a peer group to use as a reference point in setting 2013 executive pay." In future filings, please explain how your analysis of the peer group contributes to your compensation considerations and clarify the manner in which you benchmark total compensation or elements thereof. Further, please explain the reason for any deviation from any benchmarking principles you utilize in determining compensation.

Annual Incentive Compensation, page 30

6.   We note your disclosure on page 31 regarding certain adjustments to company-wide free cash flow and company-wide, U.S. and Canada regional EBITDA. We also note your disclosure that the "Committee also considered the impact on free cash flow and

EBITDA (and, as a result, cash earnings) of a number of items that we do not believe are indicative of our core operating performance." In future filings, please provide further clarification of the "number of items" that were not taken into account as a result of your determination that they were not "indicative of [y]our core operating performance" and how you determined not to include such items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief